

Mail Stop 6010

March 13, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Thomas J. Shaw
Chief Executive Officer
Retractable Technologies, Inc.
511 Lobo Lane
Little Elm, TX   75068-0009

     Re: Retractable Technologies, Inc.
          Form 10-K for the year ended December 31, 2006
          Filed April 2, 2007
          File No. 1-16465

Dear Mr. Shaw:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Kevin L. Vaughn
          Branch Chief